October 3, 2007

US Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Mr. Gary Todd - Mail Stop 6010

Re:	CardioDynamics International Corporation (File Number 000-11868) SEC Comment Letter dated August 2, 2007

Dear Mr. Todd:

Thank you for your comments in our telephone conversation of September 18, 2007, we appreciate your assistance in our compliance with applicable disclosure requirements in our filings and will comply with your suggestion to correct the third quarter 2006 results in the current period Form 10-Q and include appropriate disclosure of the corrections. In addition, we are filing this communication as well as our original August 10, 2007 response (attached) to your comment letter in EDGAR format.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
CARDIODYNAMICS INTERNATIONAL CORPORATION

/s/ Stephen P. Loomis
Stephen P. Loomis
Chief Financial Officer

cc:	Michael K. Perry, CEO
B. Lynne Parshall, Audit Committee Chair
David R. Snyder, Esq.

August 10, 2007

US Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Mr. Gary Todd - Mail Stop 6010

Re:	CardioDynamics International Corporation (File Number 000-11868)

SEC Comment Letter dated August 2, 2007

Dear Mr. Todd:

Thank you for your comments included in the above referenced comment letter, we appreciate your assistance in our compliance with applicable disclosure requirements in our filings. Following is the additional information requested in your letter.

Form 10-K as of November 30, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Correction of Errors in ICG Inventory Reserves and Overhead Absorption, page 36

Comment 1 - The Audit Committee went through a careful analysis of appropriate corrective steps upon discovery of the inventory errors and concluded that a restatement of the August 31, 2006 financial statements would not meaningfully improve the flow of information to investors and that the adequacy of the textual disclosure in the Company’s Form 10-K assured that financial statement readers would not be misled. For the details of the analysis and the conclusions reached, please find enclosed as Attachment A, the memorandum substantially as prepared contemporaneously documenting management’s and the Audit Committee’s analysis.

Comments 2 and 3 – Management and the Audit Committee evaluated the nature and cause of the errors, including quantitative and qualitative factors, considered compensating controls and assured that appropriate remediation steps were taken to mitigate the risk of similar errors occurring in the future. The error in the third quarter inventory overhead rate calculation was identified by management as part of our internal review process and as such was not considered a control deficiency as of November 30, 2006. The spreadsheet error that resulted in understatement of the reserve for demonstration, potential excess, slow moving, and obsolete inventory was considered a control deficiency at November 30, 2006 and the enclosed “End User Application Controls” evaluation memorandum (Attachment B), substantially as prepared at the time, describes the process that management and the Audit Committee went through to evaluate the identified control deficiency, mitigating controls and the conclusions reached. In order to remediate the control deficiency, a more experienced cost accountant was hired to replace the individual previously responsible for these calculations and additional reconciliation and analysis procedures are performed quarterly on the affected accounts. Management and the Audit Committee evaluated the effectiveness of disclosure controls and procedures as of August 31, 2006, and concluded that, in concert with the determination that the effects of errors on a previously reported interim period were not material to the consolidated financial statements, that the errors, while considered to be a significant deficiency at August 31, 2006, did not rise to the level of a material weakness in internal controls and therefore concluded that the Company’s disclosure controls and procedures were effective at a reasonable assurance level.

Form 10-Q as of May 31, 2007

Item 4. Controls and Procedures, page 34

Comment 4 - We will include “as of the date of this report” in future filings.

Form 8-K as of June 25, 2007

Comment 5 – We intend to report the disposition of the Vermed subsidiary as discontinued operations. We believe this is appropriate under SFAS 144, paragraph 42, since both of the following specified conditions will be met: (a) the operations and cash flow of Vermed will be eliminated from the ongoing operations of CardioDynamics as a result of the disposal transaction and (b) CardioDynamics will not have any significant continuing involvement in the operations of Vermed after the disposal transaction. The supplier agreement is in the ordinary course of business and has similar terms to those in place with other large Vermed customers (for whom the volume of purchases far exceeds business done with CardioDynamics). There are no minimum purchase commitments or any other non-standard terms that would imply a continuing involvement in the operations of Vermed.

General

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CARDIODYNAMICS INTERNATIONAL CORPORATION

/s/ Stephen P. Loomis
Stephen P. Loomis
Chief Financial Officer

cc:	Michael K. Perry, CEO

B. Lynne Parshall, Audit Committee Chair

David R. Snyder, Esq.

Attachment A

To:	File
From:	CDIC Executive and Finance Management
Date:	February 7, 2007
Re:	SAB 99 Analysis of Materiality of Errors on Third and Fourth Quarter 2006 Results

Purpose

To document the quantitative and qualitative analysis conducted by CardioDynamics Management under SAB 99, Concept Statement 2 and APB 28 regarding errors that were identified relating to the reported results for the third fiscal quarter ended August 31, 2006 as well as their effect on the fourth quarter ended November 30, 2006.

Summary

1)	In the fourth quarter of 2006, a spreadsheet error was discovered in the third quarter inventory reserve for demonstration, potential excess, slow moving and obsolete inventory calculation which resulted in a $148,000 understatement of the estimated reserve. The error was corrected in the fourth quarter and the full year results are accurately reflected as a result. Had the additional reserve been booked in the third quarter, the reserve for demonstration, potential excess, slow moving and obsolete inventory would have been $1,958,000, representing 28% of total inventory, rather than $1,811,000, representing 26% of total inventory as reported for the third quarter.

2)	In addition, we determined that certain variances relating to the increase of our standard inventory overhead rate should not have been classified as part of the overhead pool which resulted in $189,000 of excess overhead absorption during the third quarter. These variances were reclassified during the fourth quarter and the full year results are accurately reflected as a result. Had the overhead rate been accurately applied in the third quarter, total gross inventory would have been $6,710,000, rather than $6,896,000, as reported.

3)	In the fourth quarter management also discovered that the final accrued commission reconciliation step did not occur which resulted in a $67,000 overstatement of accrued sales commissions. The accrual was reversed in the fourth quarter and the full year results are accurately reflected. Had the sales commission accrual been accurately applied in the third quarter, total accrued compensation would have been $1,565,000, rather than $1,632,000, as reported.

Quantitative Analysis

Following is a quantitative analysis of the effect of the errors on the results of operations for the third quarter and nine months ended August 31, 2006:

		Q3-06	YTD-06
Spreadsheet error in estimated inventory reserve for demonstration, potential excess, slow-moving, and obsolete inventory (“E&O”)	<A>	$148,000	$148,000
Classification error in calculating overhead rate	<B>	189,000	189,000

Combined effect of errors on cost of sales		337,000	337,000

Cost of sales, as reported		3,451,000	10,380,000

Cost of sales, pro-forma as if adjusted		3,788,000	10,717,000

Gross margin, as reported		$4,426,000	$11,637,000
Percent of net sales		56%	53%

Gross margin, pro-forma as if adjusted		$4,089,000	$11,300,000
Percent of net sales		52%	52%

Excess commissions accrual	   	$67,000	$67,000

Sales and marketing expenses, as reported		$3,681,000	$11,940,000
Sales and marketing expenses, pro-forma as if adjusted		3,614,000	11,873,000
Percent change		2%	1%

Operating expense, as reported		$5,361,000	$17,699,000
Operating expense, pro-forma as if adjusted		$5,294,000	$17,632,000
Percent change		1%	0%

In accordance with SAB 99, prior period passed review/audit differences that existed as of the filing date should be evaluated in conjunction with determining the cumulative effect of current period differences. Since no individual Q3 error is greater than the combined Q3 errors, no separate quantitative analysis is presented here as the individual errors would show less significance to the evaluated classifications than the following combined results:

	Q3-06	YTD-06
Net passed review/audit differences after reversals (“PAJE”) – increase/(decrease) in reported income	$71,000	$165,000

Combined net effect of Q3 errors and prior passed audit/review differences	$(199,000)	$(104,000)

After the inclusion of the net passed audit/review difference, the following table represents the reported and pro-forma adjusted net income (loss) excluding the non-cash effects of the FAS 133 mark-to-market adjustments (“FAS 133”), and pro-forma adjusted balance sheet totals as of August 31, 2006. Excluding the FAS 133 effects from the analysis is reasonable since most financial statement readers ignore these below the line, non-cash accounting charges and it is consistent with how we have evaluated prior periods such as excluding the non-cash deferred tax asset reserve adjustments at November 30, 2005 and 2004. Excluding the FAS 133 effects does not change our conclusion, but provides a more appropriate benchmark.

Statement of Operations	Q3-06	YTD-06
Net Income (loss), as reported	$1,002,000	$(5,227,000)
Net Loss, excluding FAS 133 gain	(1,156,000)	(6,691,000)
Net Loss, pro-forma as if adjusted (excl. FAS 133 gain)	(1,355,000)	(6,795,000)
Net effect of pro-forma adjustments	17%	2%

2006 YTD average quarterly Net Loss (excl. FAS 133 gain)	$(2,230,000)	$(2,230,000)
Net effect of pro-forma adjustments	9%	5%

Statement of Cash Flows
Operating Cash Use, as reported	$310,000	$1,668,000
Operating Cash Use, pro-forma as if adjusted	310,000	1,668,000
Net effect of pro-forma adjustments	No effect	No effect

Balance Sheet	August 31, 2006
Total Assets, as reported	$37,093,000
Total Assets, pro-forma as if adjusted	36,704,000
Net effect of pro-forma adjustments	< 1%

Total Liabilities, as reported	$11,786,000
Total Liabilities, pro-forma as if adjusted	11,688,000
Net effect of pro-forma adjustments	< 1%

Shareholder Equity, as reported	$24,986,000
Shareholder Equity, pro-forma as if adjusted	24,988,000
Net effect of pro-forma adjustments	< 1%

Following is a quantitative analysis of the effect of the errors on the results of operations for the fourth quarter and year ended November 30, 2006:

		Q4-06	2006
Correction of Q3 spreadsheet error in estimated inventory reserve for demonstration, potential excess, slow-moving, and obsolete inventory (“E&O”)	<A>	$148,000	$—
Correction of Q3 classification error in calculating overhead rate	<B>	189,000	—

Combined effect of correction of Q3 errors on cost of sales		337,000	—

Cost of sales, as reported		4,044,000	14,423,000

Cost of sales, pro-forma as if adjusted		3,707,000	14,423,000

Gross margin, as reported		$4,282,000	$15,919,000
Percent of net sales		51%	53%

Gross margin, pro-forma as if adjusted		$4,619,000	$15,919,000
Percent of net sales		55%	53%

Correction of Q3 excess commissions accrual	   	$67,000	$—

Sales and marketing expenses, as reported		$3,315,000	$15,255,000
Sales and marketing expenses, pro-forma as if adjusted		3,278,000	15,255,000
Percent change		2%	No effect

Operating expense, as reported		$5,150,000	$22,851,000
Operating expense, pro-forma as if adjusted		$5,083,000	$22,851,000
Percent change		1%	No effect

In accordance with SAB 99, prior period passed review/audit differences that existed as of the filing date should be evaluated in conjunction with determining the cumulative effect of current period differences. Since no individual Q4 error is greater than the combined effect of correcting the Q3 errors, a separate quantitative analysis is not included here as the individual errors would show less significance to the evaluated classifications than the following combined results:

	Q4-06	2006
Net passed review/audit differences after reversals (“PAJE”) – increase/(decrease) in reported income	$33,000	$103,000

Combined net effect of Q3 error corrections and prior passed audit/review differences	$237,000	$103,000

After the inclusion of the net passed audit/review difference, the following table represents the reported and pro-forma adjusted net income (loss) excluding the non-cash effects of the FAS 133 mark-to-market adjustments (“FAS 133”), and pro-forma adjusted balance sheet totals as of November 30, 2006.

Statement of Operations	Q4-06	2006
Net Loss, as reported	$(1,467,000)	$(6,694,000)
Net Loss, excluding FAS 133 loss	(1,193,000)	(7,884,000)
Net Loss, pro-forma as if adjusted (excl. FAS 133 loss)	(956,000)	(7,781,000)
Net effect of pro-forma adjustments	16%	1%

2006 average quarterly Net Loss (excl. FAS 133 gain)	$(1,971,000)	$(1,971,000)
Net effect of pro-forma adjustments	12%	5%

Statement of Cash Flows
Operating Cash Use, as reported	$334,000	$2,002,000
Operating Cash Use, pro-forma as if adjusted	334,000	2,002,000
Net effect of pro-forma adjustments	No effect	No effect

Balance Sheet	November 30, 2006
Total Assets, as reported	$36,388,000
Total Assets, pro-forma as if adjusted	36,388,000
Net effect of pro-forma adjustments	No effect

Total Liabilities, as reported	$10,680,000
Total Liabilities, pro-forma as if adjusted	10,680,000
Net effect of pro-forma adjustments	No effect

Shareholder Equity, as reported	$25,406,000
Shareholder Equity, pro-forma as if adjusted	25,406,000
Net effect of pro-forma adjustments	No effect

Qualitative Analysis

Management considered the following qualitative factors with regard to the materiality of each of the errors individually and as a whole.

Overall

•

Given the declining revenues and resulting losses incurred by CardioDynamics in the past two years, and based upon minimal stock price variations following quarterly reported results and discussions with analysts and shareholders, management believes that investors and other stakeholders are not focused on quarterly net losses when making a decision to trade in the Company’s common stock, but rather they focus primarily on top line revenue growth. Since none of the items affect revenue, they are far less meaningful to current investment decisions.

•

Even if investors had focused on third quarter net income (even excluding the FAS 133 gain), at losses of $1.2 million and $1.4 million respectively, both the reported and the pro-forma net loss for the third quarter, were far better than the analyst consensus of a $2.6 million loss and significantly better than even the lowest analyst projected loss of $1.8 million. Despite significantly beating the analyst net loss projections, five days after releasing our third quarter results on October 5, 2006, the stock price closed virtually unchanged at $0.77, compared with $0.75 just prior to the release. (Perhaps because revenues came in just under the analyst revenue consensus.) In the fourth quarter, at losses of $1.2 million and $1.0 million respectively, both the reported and the pro-forma net income (excluding the FAS 133 effect) for the fourth quarter, are better than the analyst consensus of a $1.4 million loss.

•

Besides revenue, the other primary factor that management believes investors and other stakeholders are focused on when making a decision to buy, sell or hold the Company’s common stock is the cash balance, the amount of operating cash consumed, and total cash consumed because they provide a barometer of the financial strength of the business. All three identified errors are non-cash reserve or accrual adjustments that do not affect our cash balance or cash flow and are therefore less meaningful to current investment decisions.

•

The timing of the filing of the 10-K on February 13, 2007, which includes a full description of the inventory errors and the pro-forma effect on interim periods, is such that an amendment of the third quarter 10-Q would not provide materially enhanced disclosures

•

We have reviewed the illustrative list of qualitative considerations provided in SAB 99 that may cause a quantitatively small error to be material and have determined that the errors would not affect any of the other considerations listed as follows:

•	Arises from an estimate as compared with an item capable of precise measurement;

•	Does not mask a change in earnings or other trends;

•	Does not hide a failure to meet analysts’ consensus expectations;

•	Does not change a loss into income or vice versa;

•	Does not concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability;

•	Does not affect our regulatory compliance;

•	Does not affect our compliance with loan covenants or other contractual requirements;

•	Does not have the effect of increasing management’s compensation such as by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

•	Does not involve concealment of an unlawful transaction.

•

The errors occurred in previously issued interim financial statements and as such, we believe it is appropriate to apply a somewhat higher threshold for determining the materiality of an error than if the errors were identified during a current, yet to be reported, financial period. Our assessment of the relevant literature leads us to conclude that if a prior period error is not material to estimated annual amounts, the error can be corrected in the quarter, with adequate disclosure included if the error correction would be material to the quarter. Otherwise, materiality judgments in annual financial statements would have to be made on the basis of what would be important to quarterly financial results. For current annual financial statement audit purposes, Management applied an initial materiality threshold of approximately $300,000.

Inventory Reserve

•

The reserve for demonstration, potential excess, slow moving, and obsolete inventory is a highly subjective Management estimate driven by a number of factors that are based on Managements’ judgments about the future, such as forecasted unit sales of our BioZ.com System, estimated demo and trade-in system recovery rates and repair costs, scrap recovery rates, and the like which could vary significantly from what is believed and applied to the quarterly analysis. For example, much of the reserve is derived by applying a 50% reserve to individual on hand inventory quantities in excess of 12 months supply based on historical usage rates. Management believes this approach to be reasonable and conservative, but certainly not precise. An 8% variance on a $1.8 million reserve is considered well within the range of reasonable on a subjective reserve such as this.

•

The reserve for demonstration, potential excess, slow moving, and obsolete inventory is fluid, and subject to continual refinement. In fact, the portion of the model that contained the spreadsheet error, providing an additional reserve (100%) to on-hand inventory quantities in excess of 18 months’ supply based on unit historical usage rates, was only added to the analysis last year. We continue to refine the model and, for example, prior to 2006, we manually updated the usage rates on just the highest value (20%) raw material and finished goods inventory and extrapolated the estimated reserve percentage to the remaining inventory. Starting in the first quarter of 2006, we updated our reports so that usage information and on-hand quantities for all inventory items (several thousand) are pulled directly from our ERP system. To further refine the model and apply appropriate conservatism, starting in 2006, Management reduced the previous 10% scrap recovery factor from 10% to 0% and began to apply forecasted usage rates for BioZ.com and BioZ DX finished goods inventory based on the forecasted sales of each of these items in the next 6 months, 16 months & 18 months. This was done to eliminate the reserve benefit driven by (possible one-time) significant sales to China & Mexico that occurred in the fourth quarter of 2005. In each of the periods, our forecast was significantly lower than historical usage.

•

The reserve for potential excess, slow moving, and obsolete ICG inventory, even without the adjustment, is conservative. This is evidenced by the rate at which the reserve balance has grown over the past two years despite continuing to sell BioZ.com’s (over 432 sold in the past two years) and reduce the on-hand quantity of BioZ.com’s (333 at November 30, 2006). Over the past two years we have increased the reserve from $350,000 as of the November 30, 2004, to $574,000 as of November 30, 2005, then to $1,475,000 at August 31, 2006. Management believes that it is far more likely that actual future inventory write-off’s will be less than the current reserve balance than the possibility that future inventory write-off’s will exceed the current reserve balance.

•

We have experienced significant fluctuations in quarterly gross margin as a percent of sales over the past several years ranging from 47% to 77% with an average sequential quarterly variation over the past two years of 6.8%. These variations are partly attributable to the periodic adjustments to the demonstration, potential excess, slow moving, and obsolete inventory reserve. These adjustments have been routinely disclosed in public analyst calls and periodic SEC filings, which allows the financial statement readers the ability to calculate gross margins excluding these periodic adjustments to the inventory reserve.

Inventory Overhead Rate

•

We have experienced significant fluctuations in quarterly gross margin as a percent of sales over the past several years ranging from 47% to 77% with an average sequential quarterly variation over the past two years of 6.8%. These variations are partly attributable to periodic overhead rate fluctuations which have been routinely disclosed in public analyst calls and periodic SEC filings, to allow the financial statement readers the ability to calculate gross margins excluding these periodic adjustments to overhead.

Conclusion

We have considered the effect of the errors on each financial statement line item, including subtotals and totals, and we have evaluated the materiality of the errors based on individual quarterly interim results (realizing that “quarters matter”), the nine-month year to date results, the full 2006 results, as well as the trend of earnings (losses). Based on our quantitative and qualitative analysis of the potential materiality of the identified errors, Management and the Audit Committee have concluded that the effects of the errors are not material, either individually or in the aggregate to the consolidated financial statements taken as a whole. We come to this conclusion, in part, because it is improbable that the judgment of a reasonable person would have been changed or influenced by the errors in our third quarter 2006 results or the correction of those errors in the fourth quarter 2006 results. As a result, Management and the Audit Committee do not believe that restatement of the previously issued financial statements for the period ending August 31, 2006 would be appropriate or beneficial to investors. Further, we are not aware of any prior year (before 2005) misstatements that would cumulate or carry forward such that they should be considered in the analysis.

Attachment B

To:	File
From:	Caroline McElligott, Internal Audit
Date:	February 06, 2008
Re:	End User Application Controls

Scope

The purpose of this process document is to demonstrate that CardioDynamics has undergone an internal control assessment process where significant financial reporting processes and controls are adequately documented and evaluated to ensure their operational effectiveness.

Identification

End User Applications (Spreadsheets) are an important control area for Sarbanes-Oxley as it has both a current period P&L significance as well as Balance Sheet significance as it relates to Liabilities.

During the 2006 walk thru, business process owners were interviewed about their specific business processes and what specific end user applications (spreadsheets) were used on a regular basis. These consisted of tools that were used to enable them to do their job and others that were used to either provide data for Financial Reporting or were items that were part of the Financial Reporting package.

An inventory of relevant spreadsheets was created, which identified the following key items:

•	Business Process – which process the spreadsheet is used for

•	Control Owner – Position responsible for using/managing data

•	PW Protected – Is the spreadsheet password protected

•	PW Cells – are any cells password protected

•	Row Count – number of rows in files per tab

•	Complexity –

•	Low – Spreadsheet is used as a form (No formula’s)

•	Medium – Spreadsheet is used as a Data tool (Formulas that use basic addition, subtraction, or multiplication)

•

High – Spreadsheet is used for financial Reporting (Formulas are often complex and require a higher degree of logic and rationale. They may also contain v-look up’s or apply other more technical functionality of Excel. (i.e. weighted averages)

Assessment and Testing

All inventoried spreadsheet items are tested for the following:

Control Test ID	Control Type Tested	Control Description	Interpretation
SP-1	Access Control, Security Control and Segregation of Duties	System access controls are in place to ensure that only authorized personnel have access to the spreadsheets.

All Spreadsheets are stored in an “ACCOUNTING” folder which is a root folder off “STORAGE” the company’s shared drive. Access to the root folder is limited to the following user groups: Accounting, Auditors, Administrators (see attachment B - for detailed users). There are sub-folders within the Accounting folder that have additional permissions set. Not all “ACCOUNTING” has access to all subfolders; permissions were determined by the controller and configured by IT.

Frequency : Daily

Tested by : IT

SP-2	Version Control	New versions of the spreadsheet are created and based upon the prior period final spreadsheet. The prior period spreadsheet is retained for reference purposes.

Users are instructed by the Corp. Controller to save each monthly spreadsheet for each month or reporting period and not to override any final files.

Frequency : Quarterly & Annually

Tested by : Internal Controls over Financial Reporting (“ICFR”)

SP-3	Input Control	Information detailed in and generated from the spreadsheet is traced back to other documents or reports in order to ensure that all inputs have been captured.	Control owners validate spreadsheets by confirming that data is tied back to the GL detail in M2K. Frequency : Quarterly Tested by : ICFR

SP-4	Error & Logic Review and Overall Analysis	Spreadsheets are reviewed for formula accuracy. In addition, the spreadsheet is reviewed to determine if it has been logically prepared, uses all necessary assumptions & data and expresses the actual end results of the various calculations.

Management/IA tests only spreadsheets that are considered medium to high in complexity.

Medium- Spreadsheet is used as a Data tool (Formulas that use basic addition, subtraction, or multiplication)

High- Spreadsheet is used for Financial Reporting (Formulas are often complex and require a higher degree of logic and rationale. They may also have v-look up’s or other more technical Excel functionality. (i.e. weighted averages)

Frequency : Quarterly

Tested by : ICFR

SP-5	Backup Control	Spreadsheets are backed up on a routine basis.

Data is backed-up to tape on a nightly basis. For additional information, see QSP - 126 E Quality Records Management and/ or information technology department (“IT”) Narrative.

Frequency : Daily

Tested by : IT

SP-6	Archive Control	Critical spreadsheets are archived for future reference.	Data is achieved as listed in QSP - 126 E Quality Records Management and/ or IT Narrative. Frequency :Quarterly Tested by : IT

Conclusion:

Complexity	Total (72)	Percentage of Total
Low	38	53%
Medium	32	44%
High	2	3%

Based on the company’s scoring methodology, we have assessed the following controls on Test of Design (“TOD”) and Test of Operating Effectiveness (“TOE”).

1) SP-1 System access controls are in place to ensure that only authorized personnel have access to the spreadsheets. For Q1, Q2, Q3, Q4, IT testing was performed and internal audit found no exceptions to SP-1. We have concluded that the Test of Design and Test of Operational Effectiveness for this control are effective and functioning properly.

2) SP-2 New versions of each spreadsheet are created each period based upon the prior period final spreadsheet. The prior period spreadsheet is retained for reference purposes. For Q1, Q2, Q3, Q4, ICFR testing was performed and internal audit found no exceptions to SP-2. We have concluded that the Test of Design and Test of Operational Effectiveness for this control are effective and functioning properly.

3) SP-3 - Information detailed in and generated from the spreadsheet is traced back to other documents or reports in order to ensure that all relevant inputs have been completely and accurately captured. For Q1, Q2, Q3, Q4, ICFR testing was performed and internal audit found no exceptions to SP-3. We have concluded that the Test of Design and Test of Operational Effectiveness for this control are effective and functioning properly.

4) SP-4 Spreadsheets are reviewed for formula accuracy. In addition, the spreadsheet is reviewed to determine if it has been logically prepared, applies logical assumptions and relevant data and ultimately expresses the expected actual end results of the various calculations.

For Q1, Q2, Q4, testing was performed and internal audit found one exception in Q1 – an item was inadvertently hand keyed over a formula in the “AR Analysis”. The immaterial error was corrected in Q2.

Due to staffing resource constraints and turnover, the company was not able to perform the Q3 SP-4 testing in advance of turning the spreadsheets over to MHM and was therefore did not identify an error in an inventory reserve spreadsheet.

A formula exception was identified by MHM in the file that is used to estimate the reserve for demonstration, potential excess, slow moving and obsolete inventory. This is a very large spreadsheet that includes thousands of inventory line items that are imported on a quarterly basis from the company’s ERP system. The pointer for a particular calculation was looking at the wrong column and therefore incorrectly calculated a portion of the inventory reserve which resulted in a $148,000 understatement of the estimated reserve. The error was corrected in the fourth quarter and the full year results are accurately reflected as a result. Had the additional reserve been booked in the third quarter, the reserve for demonstration, potential excess, slow moving and obsolete inventory would have been $1,959,000, representing 28% of total inventory, rather than $1,811,000, representing 26% of total inventory as reported for the third quarter.

This spreadsheet is reviewed as part of control I&C 8 which states that, CDIC has a reserve for slow moving and obsolete inventory. Inventory reserves are management estimates for potential future write-offs.

As a result, we have concluded that the Test of Operational Effectiveness for SP-4 was not effective in Q3, but was mitigated by other compensating controls during that period.

Mitigating Controls:

•	I&C 1 - Quarterly the Controller reconciles the GL to the M2K Detail Inventory Report. The CFO reviews and approves the reconciliation. Reconciliation Control

•

I&C 2 - Complete physical inventory counts are conducted annually and management visually reviews on hand inventory for potential excess, slow moving or potential obsolete inventory. Reconciliation an Review Control

•

I&C 24 - CDIC has a reserve for Consignment and Demo inventory that is based on the estimated cost to refurbish and certify these units. Confirmations are sent out annually to confirm the existence of the units. Inventory reserves, reviewed quarterly, are management estimates for potential future write-offs. Reconciliation Control

•

FRC 3 - Detailed account level detail for individual operating units, segment and consolidated financial reports are reviewed and approved by senior management including the CFO each quarter. The Audit Committee reviews the consolidated financial statements quarterly. The CFO & CEO sign the Form 10-Q and 10-K. The Board of Directors signs the Form 10-K. Management Review Control

•

FCR 13 - A flux analysis is prepared on a quarterly basis which identifies account fluctuations on a period and YTD comparative basis. Fluctuations of 5% or $50,000 are investigated and explained. The analysis is reviewed by the CFO. In regard to the specific reserve and associated expense, the quarterly expense pattern fell within the anticipated range given management’s understanding of the sales, equipment return, scrap, and material receipts activity. The obsolescence expense in the first quarter was $178,000, in the second quarter $380,000 and the third quarter (when the error occurred) $282,000 which was right about the level it was expected to be. During these periods, the reserve grew from $933,000 (Q1) to $1,226,000 (Q2) then to $1,475,000 (Q3) which also line up with managements expectations for the quarter. Had the expense in the period been more than $400,000 or less than $100,000, further investigation would have occurred since that amount would not appear logical given management’s understanding of the factors that drive this reserve requirement. Management Review Control

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I&C 15 - Standard inventory costs are reviewed and updated quarterly for any significant change or large fluctuations in raw costs (materials, labor, or fixed manufacturing costs). Management Review Control

•	I&C 16 - Quarterly the Controller reviews the material overhead cost absorption rate. The CFO approves any changes. Management Review Control

We have concluded that this control deficiency SP-4, individually, is a significant deficiency. We have considered the deficiency in combination with other identified control deficiencies affecting the accounts or disclosures and relevant assertions identified above, and we have concluded that the combination of deficiencies does not result in a material weakness.

5) SP-5 - Spreadsheets are backed up on a routine basis. For Q1, Q2, Q3, Q4 testing was performed by IT and internal audit found no exceptions to SP-5. We have concluded that the Test of Design and Test of Operational Effectiveness for this control are effective and functioning properly.

6) SP-6 - Critical spreadsheets are archived for future reference. For Q1, Q2, Q3, Q4 testing was performed by IT and internal audit found no exceptions to SP-6. We have concluded that the Test of Design and Test of Operational Effectiveness for this control are effective and functioning properly.